SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

SOMBRIO CAPITAL CORP..
(Name of Issuer)

COMMON STOCK, PAR VALUE $.001 PER SHARE
(Title of Class of Securities)

83445M 10 0
(CUSIP Number)

Ken MacAlpine 311 Tawny Road Sarnia, Ontario N7S 5K1 519-542-1229
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 7, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 83445M 10 0	13D	Page 2 of 5 Pages

1.	Names of Reporting Persons S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS KIF Capital Corp.

2.	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds* WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 5,000,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 5,000,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented by Amount in Row (11) 41.0%

14.	Type of Reporting Person* CO

(Continued on following pages)

(Page 3 of 5 Pages)

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Sombrio Capital Corp., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 311 Tawny Road, Sarnia, Ontario N7S 5K1.

Item 2.  Identity and Background.

This statement is being filed by KIF Capital Corp., a private company owned and controlled by Ken MacApine, a director of Sombrio Capital Corp. Ken MacAlpine and KIF Capital Corp.’s address is 311 Tawny Road, Sarnia, Ontario N7S 5K1

During the past five years, Mr. MacAlpine has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

KIF Capital Corp. purchased 5,000,000 common shares of the Company at a price of $0.001 per share. The total amount paid by KIF Capital Corp. was $5,000.   The source of funding for this purchase was through working capital.

Item 4.  Purpose of Transaction.

The purpose of the transaction described above was for KIF Capital Corp. to acquire control of Sombrio Capital Corp. Mr. MacAlpine, president and owner of KIF Capital Corp.has become a director and President. Mr. MacAlpine intends to seek other business opportunities for our company unrelated to our current business.

Depending on market conditions and other factors, KIF Capital Corp. may acquire additional shares of the Issuer’s common stock as it deems appropriate, whether in open market purchases, privately negotiated transactions or otherwise. KIF Capital Corp. also reserves the right to dispose of some or all of the Shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date hereof, except as described above, Ken MacAlpine does not have any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any material change in the present capitalization or dividend policy of the Issuer; (e) any other material change in the Issuer’s business or corporate structure; (f) changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person; (g) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (h) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or (i) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

KIF Capital Corp. currently owns 5,000,000 shares of common stock of the Issuer, which represents 41.0% of the Issuer’s common stock based on 12,187,498 shares of common stock issued and outstanding as of January 13, 2009.  KIF Capital Corp. has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

Except as set out above, KIF Capital Corp. has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between KIF Capital Corp. and any other individual or entity, with the exception of the interest of Ken MacAlpine in KIF Capital Corp.

Item 7.  Material to Be Filed as Exhibits

99.1	Private Placement Subscription Agreement between the Company and KIF Capital Corp. dated January 7, 2009.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 13, 2009	/s/ Ken MacAlpine
KIF Capital Corp. Ken MacAlpine - President